DiversyFund CF Venture Investment Opportunity

A venture investment opportunity for all.

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PARENT COMPANY FUNDS
Parent Company
DF Venture Investment
Our parent company, DiversyFund, Inc., is opening shares for purchase to the accredited investing community. Since its inception in 2016, DiversyFund has been on a mission to democratize real estate investing, making multifamily real estate investing easy and
Accreditation Required
$25,000 Minimum
Invest
Dashboard
Portfolio
Notifications
Account

$2.20	$550	$10,450
Price per Share	Min. Investment	Target Amount

Offering Circular
Form C

A DiversyFund Inc. Walkthrough with Alan Lewis: 10 Minutes


DIVERSYFUND
Well-Balanced Portfolio
ALL RIGHTS RESERVED
Page 1

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Bonus Shares and Investor Perks

TIER 1

INVEST FROM
$2,000

INCLUDES

- Virtual investor relations support
- Quarterly Market/Portfolio Update
- Annual Update with Asset Management/Real Estate Team (webinar, live event, tbd)
- Annual Parent Co Update with the Founders (webinar, live event, tbd)

TIER 2

INVEST FROM
$5,000

INCLUDES

***5% Bonus Shares**

- Annual Update with Real Estate Team
- Annual Parent Co Update with the Founders
- Virtual investor relations support
- Quarterly Market/Portfolio Update

TIER 3

INVEST FROM
$10,000

INCLUDES

***10% Bonus Shares**

- Virtual investor relations support
- Quarterly Market/Portfolio Update
- Annual Live Meeting with Real Estate Team
- Annual Parent Co Update with the Founders

TIER 4

INVEST FROM
$25,000+

INCLUDES

***20% Bonus Shares**

- Virtual investor relations support
- Fintech Industry Report
- Annual Update with Real Estate Team
- Annual Parent Co Update with the Founders
- Dedicated Investments Relations Support* (But we aren't a financial advisor)

*Bonus Shares are offered at the sole discretion of DiversyFund and subject to certain terms and conditions.

Growth We're Proud of:

DIVERSYFUND

Price per share since August 2017



$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
2017
2018
2019
2020
2021
2022
2023

*Diversyfund, Inc. historical stock prices are based on previous issuances of shares to third party investors in private offerings and includes the current share price of its current Regulation CF Offering. There is currently no active market for the shares.

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Our Mission

DiversyFund, Inc. is on a mission to offer access to private market investment opportunities to everyone, starting with the power of multifamily real estate. This offering is just one more opportunity to invest in potential growth–just like a venture capitalist. By investing in our parent company, you become a part-owner of DiversyFund with us as we work hard to take this company to the next level in the fintech industry.

We've combined the potential upside of fintech with the inflation-hedging power of multifamily real estate to create a company primed for future growth in volatile market conditions.

We've built a robust online investment platform that makes investing in private market real estate convenient and accessible with low investment minimums. And our industry is just getting started.

Invest Now


Parent Company Funds
DF Venture Investment

Our Traction

We've already crossed some major milestones:

2018
we launched our first REIT

$224M
of multifamily assets under management as of 3/31/23

300,000
members in our online community

4
multifamily assets went full cycle and sold in 2022

- **2014** – The idea is born
- **May 2015** – JOBS Act Regulation
- **2016** – Co-founders partner
- **2016-2018** – Laying the foundation
- **Nov 2018** – First REIT SEC Qualified
- **Jan 2019** – Platform Launch
- **June 2019** – $500 Minimum
- **Nov 2019** – 2,000+ Investors
- **Q1 2020** – Mobile App
- **Q3 2020** – Added auto-invest option *(automated monthly withdrawal)*
- **June 2022** – Sold 4 Multifamily Properties
- **Dec 2022** – 28,000 Investors
- **Jan 2023** – Launched our own payment processing and Premier Plan

... and we're just getting started.

Invest Now

$2.20	$550	$10,450
Price per Share	Min. Investment	Target Amount

Offering Circular   Form C

Venture Capital investing can:

- Allow you to diversify your portfolio away from the stock market
- Let you target companies in early stages of growth
- Empower you to invest like an institutional investor

Ready to invest in the future?

Learn More




Parent Company Funds
DF Venture Investment
Our parent company, DiversyFund, Inc., is opening shares for purchase to the accredited investing community. Since its inception in 2016, DiversyFund has been on a mission to democratize real estate investing, making multifamily real estate investing easy and accessible through fintech. We launch offerings
Invest

Meet Our Team



Craig Cecilio
CEO and Co-Founder



Alan Lewis
Chief Investment Officer



Isaac Dixon
Senior VP, Real Estate



Christopher Finlay
Customer Experience Manager

Frequently Asked Questions

1. What is Regulation Crowdfunding (Reg CF)?

Regulation Crowdfunding, also known as Reg CF, is an SEC-approved framework that allows eligible companies to raise capital through crowdfunding from a large number of investors. It was introduced under Title III of the JOBS Act and provides an opportunity for non accredited investors to invest in early-stage companies.

2. Who can invest in Regulation Crowdfunding offerings?

Any individual, over the age of 18, regardless of their income or net worth, can invest in Regulation Crowdfunding offerings. Prior to the passage of the JOBS Act, only accredited investors were allowed to participate in private investments.

3. What are the investment limits for Regulation Crowdfunding?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater.

For individual non-accredited investors with an annual income or net worth below $124,000, the investment limit is the greater of $2,500 or 5% of the lesser of their annual income or net worth. For investors with an annual income or net worth equal to or greater than $124,000, the investment limit is 10% of the lesser of their annual income or net worth, up to a maximum of $124,000. For more info, see this SEC bulletin.

4. What is the minimum investment amount for DiversyFund CF Venture Investment?

$550

5. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

6. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

7. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

8. What do I need to know about early-stage investing? Are these investments risky?

Yes. All investments carry some degree of risk and startup and small business investing are riskier investments than investing in large, well established companies. The earlier you get in, the greater the level of risk. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait five to seven years (or longer) for an exit via acquisition, IPO, etc. The company may never achieve an exit. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should make up only a part of a balanced investment portfolio.

9. When will I get my investment back?

The Common Stock (the "Shares") of DiversyFund, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

10. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

1. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

11. What happens if the company does not reach its funding target?

If the company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

12. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

13. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please Contact Customer Support here or email: hello@diversyfund.com.

14. How do I keep up with how the company is doing?

The company will file required reports with the SEC and will post an annual report, along with certified financial statements, on its website. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

15. What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Join the Discussion

DiversyFund, Inc. ("DiversyFund") operates a website at diversyfund.com and related platform and mobile apps (collectively the "Site"). By using the Site, you accept our Terms of Service and Privacy Policy. DiversyFund and its affiliates are not a registered broker dealer, crowdfunding portal or registered investment advisor.

Past performance is no guarantee of future results. Forward-looking statements, hypothetical calculations and information, financial estimates, projections and targeted returns are inherently uncertain and may not reflect actual future performance. Such information should not be used as a primary basis for making an investment decision. Investment opportunities on the DiversyFund Site are speculative, involve substantial risk and may result in partial or total loss. Payment of any distributions or dividends, or even a return of capital, is not guaranteed. You should not invest unless you can sustain the risk of total loss of capital.

All information presented or posted on this Site concerning any potential or actual investment is qualified in its entirety by reference to the more complete information contained in the relevant offering documentation, which may include a private placement memorandum, subscription agreement, limited partnership agreement, project summary, offering circular, offering statement and related exhibits (collectively "Investment Documents"). In the event of any inconsistency between any information presented or posted on the Site and the relevant Investment Documents, investors should rely on the information contained in the Investment Documents.

Publicly filed offering circulars of the issuers sponsored by DiversyFund, not all of which may be currently qualified by the Securities and Exchange Commission, may be found at diversyfund.com/offeringcircular

Nothing on this Site should be construed as investment advice, a recommendation to invest, an offer to sell or a solicitation of an offer to buy any security. Neither DiversyFund nor its affiliates provide investment, tax or legal advice. Investors should consult with their personal financial, tax and legal advisors before making an investment in any real estate investment opportunity contained on the Site.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is **NOT** placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is **NOT** soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is **NOT** vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.